EXHIBIT 21

Name	Jurisdiction
Glatfelter Advanced Materials N.A., Inc.	U.S. (Delaware)
Glatfelter Caerphilly, Ltd.	United Kingdom
Glatfelter Composite Fibers NA, Inc.	U.S. (Delaware)
Glatfelter Dresden GmbH	Germany
Glatfelter Falkenhagen GmbH	Germany
Glatfelter Gatineau Ltèe	Canada
Glatfelter Gernsbach GmbH	Germany
Glatfelter Holdings, LLC	U.S. (Delaware)
Glatfelter Hong Kong Limited	Hong Kong
Glatfelter Ireland Limited	Ireland
Glatfelter Luxembourg S.à.r.l.	Luxembourg
Glatfelter Luxembourg Services S.à.r.l.	Luxembourg
Glatfelter Lydney, Ltd.	United Kingdom
Glatfelter Ober-Schmitten GmbH	Germany
Glatfelter Russia LLC	Russia
Glatfelter Scaër SAS	France
Glatfelter Trade (Suzhou) Co., Ltd.	China
Mollanvick, Inc.	U.S. (Delaware)
Newtech Pulp, Inc.	Philippines
P. H. Glatfelter Company (parent)	U.S. (Pennsylvania)
PHG Tea Leaves, Inc.	U.S. (Delaware)